Exhibit 12.1

Bank of the Ozarks, Inc.

Calculation of Ratio of Earnings to Fixed Charges

The following table presents the calculation of the consolidated ratio of earnings to fixed charges for the periods presented.

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Earnings:
Add:
Net income before income taxes	$276,770	$172,447	$131,414	$110,999	$151,511
Fixed charges	28,041	21,225	18,831	21,825	30,645
Other	2	1	3	4	3
Less:
Interest capitalized	(30)	(24)	(24)	(24)	(24)
Noncontrolling interest of subsidiaries	61	(18)	28	20	(18)
Earnings	$304,844	$193,631	$150,252	$132,824	$182,117

Fixed Charges:
Interest expense:
Deposits	$17,716	$8,566	$6,103	$8,982	$11,686
FHLB advances, fed funds purchased and subordinated debentures	9,852	12,389	12,531	12,618	18,749
Interest capitalized	30	24	57	70	51
Estimated interest divided included within rental expense	443	246	140	155	159
Preferred dividend requirements	—	—	—	—	—
Fixed charges	$28,041	$21,225	$18,831	$21,825	$30,645

Ratio of Earnings to Fixed Charges (including deposit interest)	10.87	9.12	7.98	6.09	5.94

Ratio of Earnings to Fixed Charges (excluding deposit interest)	29.52	15.30	11.80	10.34	9.61

The ratio of earnings to fixed charges is computed in accordance with item 503 of Regulation S-K by dividing (1) income before income taxes, fixed charges and amortization of capitalized interest, less interest capitalized and noncontrolling interest in income of subsidiaries that have not incurred fixed charges by (2) total fixed charges.  For purposes of computing this ratio:

•

fixed charges, including interest on deposits, include all interest expense, interest capitalized and the estimated portion of rental expense attributable to interest, net of income from subleases; and

•

fixed charges, excluding interest on deposits, include interest expense (other than on deposits), interest capitalized and the estimated portion of rental expense attributable to interest, net of income from subleases.